EXHIBIT 99.1

Eupraxia Pharmaceuticals Completes Transfer to the Nasdaq Global Select Market and Announces Participation in Upcoming Investor Conferences

VANCOUVER, British Columbia, Sept. 08, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (Nasdaq: EPRX) (TSX: EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, announced today that its common shares have commenced trading on the Nasdaq Global Select Market. The Company also announced that members of its management team will participate in upcoming investor conferences.

The Company’s common shares were previously listed on the Nasdaq Capital Market and will continue to trade under the ticker symbol “EPRX.” Eupraxia’s listing on the Toronto Stock Exchange remains unchanged. No action is required by shareholders in connection with the transfer.

The Nasdaq Global Select Market is Nasdaq’s highest market tier and is reserved for companies that satisfy its most stringent initial financial and liquidity requirements, in addition to applicable corporate governance standards.

“Eupraxia’s graduation to the Nasdaq Global Select Market reflects the progress and growth of the Company,” said Alex Rothwell, Chief Financial Officer of Eupraxia. “We are pleased to have met the requirements for Nasdaq’s highest market tier as we continue advancing our clinical programs and working to create long-term value for patients and shareholders.”

In addition, Company management will present and participate in the following upcoming investor conferences:

Cantor Global Healthcare Conference
Format: Fireside Chat & 1x1 Meetings
Fireside Chat Date & Time: September 11, 2026 at 9:45am ET
Webcast Link
Location: New York, NY

H.C. Wainwright 28th Annual Global Investment Conference
Format: Company Presentation & 1x1 Meetings
Company Presentation Date & Time: September 14, 2026 at 2:00pm ET
Webcast Link
Location: New York, NY

Morgan Stanley 24th Annual Global Healthcare Conference
Format: 1x1 Meetings
Date: September 15 & 16, 2026
Location: New York, NY

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug.  This is a unique treatment approach for EoE. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations.  For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236.330.7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617.283.2856
kgardner@lifesciadvisors.com